Registration Withdrawal

ReGen Biologics, Inc.
509 Commerce Street
East Wing
Franklin Lakes, NJ 07417
(201) 651-5140

February 23, 2004

Via EDGAR transmission
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Robyn Manos

Re:	ReGen Biologics, Inc. Registration Statement on Form S-1, as amended (File No. 333-110605)

Ladies and Gentlemen:

     On behalf of ReGen Biologics, Inc. (the “Company”) and pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-110605), filed on November 19, 2003 and amended on January 14, 2004 and January 16, 2004 (the “Registration Statement”).

     Please be advised that the grounds on which this application for withdrawal is being made are that we intend to undertake a private offering in reliance upon Rule 155(c) of the Securities Act.

     Please also be advised that no securities were sold in connection with the offering relating to such Registration Statement.

     Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at ReGen Biologics, Inc., 509 Commerce Street, East Wing, Franklin Lakes, NJ 07417 and to Andrew M. Tucker at Shaw Pittman LLP, 1650 Tysons Boulevard, McLean, VA 22102-4859.

     Please call the undersigned at (201) 651-5140 or Andrew M. Tucker at Shaw Pittman LLP at (703) 770-7783 with any questions you may have.

Sincerely,

ReGen Biologics, Inc.

By:	/s/ Brion Umidi Brion Umidi Senior Vice President, Chief Financial Officer and Chief Accounting Officer